ESCO Global Realty Corp.
1081 Cole Harbour Road, Suite #4
Dartsmouth, Nova Scotia
Canada  B2V 1E8
Phone: (902) 434-9381

May 31, 2010

VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Registration Statement on Form S-1 for ESCO Global Realty Corp. (the “Company”)
Filed on February 12, 2009
File No. 333-157284

Ladies and Gentlemen:

The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal by the Company of its Registration Statement on Form S-1 filed with the Commission on February 12, 2009 (File No. 333-157284) (the “Registration Statement”).  No securities were offered or sold pursuant to the Registration Statement.

The Company requests this withdrawal because it has elected not to pursue the registration of the securities included therein at this time.  Please apply the Company’s filing fee to its account with the Commission.

Thank you for your assistance in this matter.

Yours truly,

ESCO Global Realty Corp.

Per:
/s/ Gaius Carmichael
Gaius Carmichael, Director